UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CUE HEALTH INC.
(Name of Issuer)

Common Stock, par value $0.00001 Per Share
(Title of Class of Securities)

229790100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229790100	13G	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Number (Entity Only) Robert A. Day
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization: United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 1,365,411
	6	Shared Voting Power: 2,793,052
	7	Sole Dispositive Power: 1,365,411
	8	Shared Dispositive Power: 8,424,586

9	Aggregate Amount Beneficially Owned By Each Reporting Person: 9,789,997
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9): 6.7%
12	Type of Reporting Person (See Instructions): IN

CUSIP No. 229790100	13G	Page 3 of 8 Pages

1	Names of Reporting Persons Oakmont Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization: California
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 1,365,411
	6	Shared Voting Power: 2,793,052
	7	Sole Dispositive Power: 1,365,411
	8	Shared Dispositive Power: 8,424,586

9	Aggregate Amount Beneficially Owned By Each Reporting Person: 9,789,997
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9): 6.7%
12	Type of Reporting Person (See Instructions): CO

CUSIP No. 229790100	13G	Page 4 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Number (Entity Only) Kelly Day
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization: United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 5,631,534
	6	Shared Voting Power: 2,793,052
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 2,793,052

9	Aggregate Amount Beneficially Owned By Each Reporting Person: 8,424,586
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9): 5.8%
12	Type of Reporting Person (See Instructions): IN

CUSIP No. 229790100	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Cue Health Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4980 Carroll Canyon Road, Suite 100 San Diego, CA 92121

Item 2(a).	Name of Person Filing:

Robert A. Day
Oakmont Corporation
Kelly Day

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

865 South Figueroa Street, Suite 700
Los Angeles, CA 90017

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

229790100

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Oakmont Corporation (i) has been granted authority to manage the disposition of Shares owned by Cove Investors II, LLC (“Cove II”), (ii) is the Manager of, and controls the voting and disposition of Shares owned by Cove Investors III, LLC (“Cove III”), and (iii) is the investment advisor to Kelly Day. Kelly Day, as an owner of Cove II, has rights to control the voting (but not the disposition) of Shares owned by Cove II. In these capacities, Oakmont Corporation holds sole voting and investment power over 1,365,411 Shares held directly by Cove III, shared investment power with the owners of Cove II over 5,631,534 Shares held directly by Cove II, and shared voting and investment power with Kelly Day over 2,793,052 Shares held directly by Kelly Day. Kelly Day has sole voting power over 5,631,534 Shares held directly by Cove II. Robert A. Day is the sole owner of Oakmont Corporation.

As a result of these relationships, each of Oakmont Corporation, Robert A. Day and Kelly Day may be deemed to have or share beneficial ownership of the Shares held directly by Cove II, Cove III and Kelly Day. Each of the Reporting Persons disclaims beneficial ownership of such securities not directly owned by such Reporting Person.

CUSIP No. 229790100	13G	Page 6 of 8 Pages

(a)	Amount beneficially owned: See Item 9 of each cover page.
(b)	Percent of class: See Item 11 of each cover page. Calculated using 146,362,598 Shares outstanding as of November 5, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer on November 10, 2021.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 229790100	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022
Robert Day

/s/ Robert Miller
Robert Miller, as Attorney-in-Fact for Robert Day

Oakmont Corporation

	By:	/s/ Robert Miller
Robert Miller, Managing Director

Kelly Day

/s/ Kelly Day
Kelly Day

CUSIP No. 229790100	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.00001 per share, of Cue Health Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022
Robert Day

/s/ Robert Miller
Robert Miller, as Attorney-in-Fact for Robert Day

Oakmont Corporation

	By:	/s/ Robert Miller
Robert Miller, Managing Director

Kelly Day

/s/ Kelly Day
Kelly Day